LATAM group transported 7.2 million passengers in May

Operating statistics for May 2026
Santiago, June 8, 2026 - During May, LATAM group transported 7.2 million passengers, representing a 5.0% increase compared to the same month of 2025. LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 10.8% compared to May 2025. This growth was driven by a 14.9% increase in international operations, a 7.2% increase in domestic capacity offered by LATAM Airlines Brazil, together with a 4.5% increase in domestic operations of LATAM Airlines’ affiliates in Chile, Colombia, Ecuador and Peru.

Notably, the group reopened the international routes Bogotá–Caracas and Buenos Aires (Aeroparque)–Rio de Janeiro, in addition to the long-haul route connecting Fortaleza–Miami, expanding connectivity between Brazil and the United States.

Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 9.6% compared to the same period of 2025, reflecting growth across all segments. While international traffic increased by 13.3%, LATAM Airlines Brazil’s domestic traffic grew 5.9%, and the domestic traffic of LATAM Airlines’ affiliates in Chile, Colombia, Ecuador and Peru, increased by 4.1% compared to May 2025.

As a result, the consolidated load factor was 82.2% in May, a decrease of 0.9 percentage points compared to the same month of the previous year.

In terms of cargo operations, capacity measured in available ton-kilometers (ATK) reached 730 million in May, 6.0% more compared to the same month of the previous year, and 88 thousand tons of cargo were transported.

The following table summarizes the main operating statistics for the month and year-to-date as of May for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	May			Year to Date
	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,473	11,378	9.6%	63,145	56,820	11.1%
DOMESTIC SSC (1)	1,813	1,742	4.1%	9,867	9,564	3.2%
DOMESTIC BRAZIL (2)	3,718	3,510	5.9%	18,608	16,907	10.1%
INTERNATIONAL (3)	6,941	6,126	13.3%	34,670	30,350	14.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	15,165	13,685	10.8%	75,068	68,200	10.1%
DOMESTIC SSC (1)	2,303	2,203	4.5%	11,872	11,692	1.5%
DOMESTIC BRAZIL (2)	4,588	4,279	7.2%	22,761	20,812	9.4%
INTERNATIONAL (3)	8,275	7,203	14.9%	40,435	35,695	13.3%

PASSENGER LOAD FACTOR
SYSTEM	82.2%	83.1%	-0.9p.p	84.1%	83.3%	0.8p.p
DOMESTIC SSC (1)	78.8%	79.1%	-0.3p.p	83.1%	81.8%	1.3p.p
DOMESTIC BRAZIL (2)	81.0%	82.0%	-1.0p.p	81.8%	81.2%	0.5p.p
INTERNATIONAL (3)	83.9%	85.1%	-1.2p.p	85.7%	85.0%	0.7p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,231	6,888	5.0%	37,021	34,579	7.1%
DOMESTIC SSC (1)	2,437	2,371	2.8%	12,946	12,630	2.5%
DOMESTIC BRAZIL (2)	3,293	3,129	5.2%	16,260	14,907	9.1%
INTERNATIONAL (3)	1,501	1,389	8.1%	7,815	7,043	11.0%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	386	367	5.0%	1,876	1,822	3.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	730	688	6.0%	3,615	3,398	6.4%

CARGO LOAD FACTOR
SYSTEM	52.9%	53.3%	-0.5p.p	51.9%	53.6%	-1.7p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	88	86	2.4%	431	420	2.5%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com